Exhibit 28(d)(xix)

AMENDMENT NO. 1

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT is effective as of November 1, 2018, by and between SUNAMERICA ASSET MANAGEMENT, LLC (formerly known as SunAmerica Asset Management Corp.), a Delaware limited liability company (the “Adviser”), and PUTNAM INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and Seasons Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company;

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated December 6, 2013 (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to a series (the “Portfolio”) of the Trust, as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the parties wish to amend and restate Schedule A to the Subadvisory Agreement as attached hereto.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.      Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto.

2.      Section 18 (Notices) of the Subadvisory Agreement is hereby amended to replace the contact information of the Subadviser with the following:

Subadviser:    Putnam Investment Management, LLC

    100 Federal Street

    Boston, MA 02110

    Attn: General Counsel

3.      Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.      Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

5.      Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By: /s/ Peter A. Harbeck
Name: Peter A. Harbeck
Title: President and Chief Executive Officer

PUTNAM INVESTMENT MANAGEMENT, LLC

By: /s/ F. Peter Ferrelli
Name: F. Peter Ferrelli
Title: Head of Global Institutional Client Service

SCHEDULE A

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)

SA Putnam Asset Allocation Diversified Portfolio	0.35% on the first $250 million 0.30% on the next $250 million 0.25% above $500 million